

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 2, 2009

<u>Via Facsimile and U.S. Mail</u>
Dennis J. Block, Esq.
Cadwalader Wickersham & Taft, LLP.
One World Financial Center
New York, NY 10281

   Re: **Wilshire Enterprises, Inc.**
      Revised Preliminary Proxy Statement on Schedule 14A
      Filed January 29, 2009
      File No. 1-04673

Dear Mr. Block:

   We have reviewed the amended filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>PRER14A filed January 29, 2009</u>

<u>General</u>

1. You disclose on page 1 your belief that the proposals submitted by Full Value Partners were not timely presented in accordance with the company's By-Law provisions. Please highlight for shareholders in bold type that you will not allow Full Value to present their proposals at the February 26, 2009 meeting and the consequences to shareholders who provide their proxies to be voted in favor of

any of the Full Value proposals.

2.   Refer to the new disclosure added under "Contacts with Full Value" in response to comment 4 in our last letter. Expand to provide additional details about the Company's approaches to Mr. Goldstein with respect to the purchase of his shares by a third party at a "significant premium." For example, in the sixth paragraph in this section, you disclose that a representative of the Company contacted Mr. Dakos concerning such a potential purchase on December 19, 2008. On January 22, 2009, the Company's attorney apparently again contacted Mr. Dakos regarding a potential purchase of Full Value's shares. Revise to disclose the identity of the third party to which you refer, the potential premium discussed, and any other terms of such potential sale.

3.   We note the revisions made in response to prior comment 11. Further clarify the circumstances surrounding Mr. Swill's departure by specifying whether Mr. Swill left voluntarily or whether he was terminated.

Appendix A

4.   Please continue to update the information required by Item 5 (b)(iv) of Schedule 14A regarding the amount of equity securities beneficially owned by the participants as of the most recent practicable date prior to the filing of the definitive proxy statement.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions